Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

January 13, 2014

Dear Mr. Link:

On behalf of Aureus Incorporated, a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated January 7, 2015 relating to the Company’s  amended Prospectus on Form S-1/A  filed on December 23 , 2014. The responses below have been numbered to correspond with the comments in your January 7, 2015 letter.

Re: Aureus Incorporated
       Amendment No. 1 to Registration Statement on Form S-1 Filed December 23, 2014
       File No. 333-200114

General

1. Refer to prior comment 2.  We note your revised disclosure clarifying that the shares were not issued as of October 31, 2014. It remains unclear when and if the shares were issued. It also remains unclear whether there are any relationships between your officers and directors and the selling shareholders. Please provide an analysis of why the offering should not be characterized as a primary offering as requested in our prior comment.

We have noted this comment and provide the following response:

34 shareholders purchased 2,430,000 shares between July 25, 2014 and September 12, 2014 pursuant to a private placement. The share certificates evidencing these shares were issued on December 23, 2014 (with a Securities Act of 1933 restrictive legend).  Subsequently, in this Registration Statement,  the shares are being registered for resale. The purchasers of the private placement were friends, non-affiliated, family or business associates (none of which would be deemed an affiliate). Consequently, the Registration Statement is intended as a prospectus for the resale by the listed non-affiliate holders of common stock.
Facing page

2. We note your response to comment 3 and we reissue the comment. We note that footnote 2 to the fee table still indicates that the fee was calculated pursuant to Rule 457(o).

Please revise to indicate how the fee was calculated under Rule 457(a) as previously requested.

 We have revised this section to indicate how the fee was calculated under Rule  457(a) as previously requested, and have amended our disclosure to Footnote (2) of the Facing page.

Prospectus Summary, page 5

3. We note you disclose “[your] directors own 71.18% of [your] outstanding common stock” however your balance sheet on page F-2 indicates that you have no issued and outstanding shares of common stock. Please revise to clarify the description of your common stock under this heading.

We have Amended our disclosure to clarify the description of your common stock under this heading.

The Offering, page 7

4. We note your revised disclosure which indicates that 8,430,000 shares have been subscribed for as of December 22, 2014. Please advise us the number of shares that are currently outstanding and the number of shares that subscribed for as of December 22, 2014. We note that you indicate that 2,430,000 shares are being offered by the selling security holders. Please advise us how many of the selling shareholder shares are currently outstanding and how many of the selling shareholder shares are subscribed for as of December 22, 2014. Finally, indicate the transaction(s) when the shares that are not outstanding were subscribed. We may have further comment.

We have revised our disclosure to indicated the following:

 a) The number of shares that are currently issued and outstanding and the number of shares that were subscribed for.

 b) The number of selling shareholder shares are currently outstanding,  how many of the selling shareholder shares are subscribed for.

c) The transaction(s) when the shares that are not outstanding were subscribed.

5. We note your revised disclosure which indicates that 8,430,000 shares have been subscribed for as of December 22, 2014. We note in other sections of the prospectus indicates that the 8,430,000 shares are outstanding as of December 22, 2014. Please revise your disclosure as appropriate.

We have amended our disclosure accordingly throughout the body of the document to indicate that there are 8,430,000 shares issued and outstanding.

Selling Shareholders, page 16

6. We reissue prior comment 9. Please revise your table to include the footnotes following the table.

We have revised this section accordingly.

 Directors, Ex ecutive  Officers…, page 23

7. We reissue prior comment 10. Please clarify the periods that each of your officers worked at each of their prior employers and include a brief explanation of the nature of the responsibility undertaken by the individual in prior positions.

We have amended our disclosure to clarify the periods that each of our officers worked at each of their prior employers and have included a brief explanation of the nature of the responsibility undertaken by the individual in prior positions.

8. Your revised disclosure does not appear to address clearly prior comment 11; therefore, we reissue the comment. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

We have revised our disclosure to coincide with the disclosure required by Item 401(e)1 Of Regulation S-K.

Description of Business page 27

9. We note your response to comment 13 from our letter dated December 9, 2014. Please verify that these are active mineral claims by providing the BLM claim registration for each serial number. This information may be provided as supplemental information or as an exhibit to your filing. If submitting as supplemental information you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We have provided the necessary information to indicate that the mining claims are active by providing the BLM and Elko County claim registration for each serial number under Exhibit  99.1

Liquidity and Capital Resources, page 36

10. We note minimal changes in response to prior comment 16; therefore, we reissue the comment. Given your liquidity requirements on both a short-term (12 months) and long- term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your October 31, 2014 balance sheet.

We have revised our disclosure to coincide with to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350.

Financial Statements

Notes to the Financial Statements, page F-6

11. We note your response to the comment 20 of our letter dated December 9, 2014. While ASU 2010-09 does not require an SEC filer to disclose the date through which subsequent events are evaluated, you do not appear to be an SEC filer based on the definition in ASC 855-10-20. In this regard, we understand that you are currently a private company that is filing your historical audited financial statements in an initial registration statement that has not yet been declared effective. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10- 50-1.

We have amended our notes to the Financial to our financial statements with the following disclosure.

 "In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 12, 2014, the date the financial statements were issued."

Note 5 – Stock Subscriptions Received, page F-10

12. We note the revisions you have made in response to comment 21 of our letter dated December 9, 2014. However we note you continue to state you had 8,430,000 shares of common stock outstanding as of December 22, 2014 on pages 18 and 38. Please revise or clarify.

We have amended our disclosure accordingly on pages 18 and 38 and the throughout the body of the document.

Recent Sales of Unregistered Securities , page 43

13. Please clarify whether the common stock has been issued as of the most recent practicable date.

We have amended our disclosure to indicate that the common shares have been issued as of the most recent practicable date.

                    Yours Truly,

                     /s/ Dong Gu Kang

                    President, CEO